UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

[Free translation]

BANCO SANTANDER (BRASIL) S.A.
Publicly-Held Company with Authorized Capital
Taxpayer ID (CNPJ/MF) # 90.400.888/0001 -42.
Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON FEBRUARY 2, 2010

DATE, TIME AND PLACE:

February 02, 2010, 10:15 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:
The majority of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-President of the Board of Directors; Mr. José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors. Absent by justified reasons Mr. José Antonio Alvarez Alvarez and José Manuel Tejón Borrajo - Directors.

SUMMON:
The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:
Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Executive Officer, to act as the Secretary.

AGENDA:
(a) Approval of (i) the Company’s Financial Statements, related to the fiscal year ended on December 31, 2009, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report; (ii) the Company’s income allocation proposal; and (iii) the Technical Study of Realization of Tax Credits, for purposes of item I of Article 2º of Circular # 3171, of December 30, 2002, of the Brazilian Central Bank; (b) Approval of the Company’s year Budget for 2010; (c) Acknowledgement of Resignation of Mr. Jean Pierre Dupui from the position of Officer without designation of the Company, submitted on the last December 14, 2009; (d) Election of Mr. Paulo Roberto Simões da Cunha as a member of the Company Audit Committee; and (d) Rectification of the calendar for the Board of Directors meetings for the year 2010, approved in the Board of Directors Meeting held on December 23, 2009.

RESOLUTIONS TAKEN:
Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company Board of Directors, unanimously and without any restrictions, resolved to:

(a) Approve, under article 17, items VII and X, of the Company’s By-Laws (i) the Company’s Financial Statements, related to the fiscal year ended on December 31, 2009, together with the Administration Report, the balance sheet, income statement, cash flow, statement of shareholders’ equity and value added and the Explanatory Notes, as proposed by the Board of Officers in a meeting held on February 01, 2010, at 10:00 a.m. The Financial Statements and the documents part of it were prepared according to the accounting practices adopted in Brazil, the Corporation Act, rules of the National Monetary Council, the Brazilian Central Bank and other applicable law and regulation, being the subject matter of the External Auditors’ and the Company Audit Committee Opinion without exceptions, according to the External Auditors’ Opinion and the Company Audit Committee Report submitted to the Directors. Besides, as included in the proposal of the above-mentioned Board and the Financial Statements, the costs arising out of the public offer proceeding for primary distribution of share deposit certificate (“Units”) representing common and preferred shares issued by the Company entered the Other Capital Reserves account at the amount of R$ 193,616,203.90, net of tax effects; (ii) the Company’s income allocation proposal related to the fiscal year ended on December 31, 2009, at the amount of R$ 1,801,192,185.50, namely: (iii.1) 5% (five per cent), corresponding to R$ 90,059,609.28, for the Legal Reserve account, (iii.2) R$ 1,575,000,000.00, as dividends and interest on shareholders’ equity, which have already been the subject matter of a resolution in Meetings of the Board of Directors held on April 28, June 30, December 23 and 28, 2009, of which R$ 825,000,000.00 as interest on shareholders’ equity imputed to the value of minimum mandatory dividends, R$ 422,600,000.00 as interim dividends and R$ 327,400,000.00 as interim dividends to the shareholders related to the 1st half of 2009; and (iii.3) the net profit balance remaining after the distributions above, at the value of R$ 136,132,576.22, to the Dividend-Equalization Reserve account, as provided for in article 34, item III, a, of the Company’s ByLaws, everything as proposed by the Board of Officers, in a meeting held on February 01, 2010, at 10 a.m.; and (iii) the Technical Study of Realization of Tax Credits, for purposes of item I of Article 2º of Circular # 3171, of December 30, 2002, of the Brazilian Central Bank, which was equally examined and approved by the Board of Officers in a meeting held on February 01, 2010, at 10 a.m. The Chairman explained that the Financial Statements and proposals herein approved will be submitted for resolution of the shareholders of the Company, in a Shareholders’ Meeting to be held within the legal term. Finally, the Directors authorized the Executive Board to (i) take all the measures required for the publication of the Financial Statements herein approved, together with the documents part of it, including the External Auditors’ Opinion and the Audit Committee Report, in the gazette “Diário Oficial do Estado de São Paulo” and newspaper “Valor Econômico”, and its disclosure upon remittance to the Brazilian Securities & Exchange Commission (“CVM”), BM&F Bovespa S.A. – Commodities and Futures Exchange and the Securities and Exchange Commission – SEC; and (ii) under article 17, item IX of the Company’s Articles of Association, take all the measures required to call the Shareholders’ Meeting to be held within the legal term.

(b) Approve under article 17, item VIII, of the Company’s By-Laws, Company’s year Budget for 2010, according to the document submitted by the Directors, which will be filed at the Company’s main place of business;

(c) Acknowledge, under article 17, item III, of the Company’s By-Laws, the resignation of Mr. Jean Pierre Dupui, Brazilian citizen, married, economist, bearer of Id Card (“RG”) # 0482407-5, issued by Public Security Department of the State of Amazonas (“SSP/AM”), registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 314.645.212 -04, resident and domiciled in São Paulo - SP, from the position of Officer without designation of the Company, for which he was elected in a Meeting of the Board of Directors held on June 22, 2009, according to a resignation instrument submitted on the last December 14, 2009, by reason of his transfer to Banco Santander, S.A. (Spain). The Directors authorized the Executive Board to file such resignation instrument with the competent Registry of Commerce, as well as publishing it under Act # 6.404/76;

(d) Approve, under article 17, item XXI, of the Company’s Articles of Association, the election of Mr. Paulo Roberto Simões da Cunha, Brazilian citizen, divorced, accountant, bearer of RG

# 4.840.176. issued by Public Security Department of the State of São Paulo (“SSP/SP”), registered with CPF/MF under # 567.047.048/68, resident and domiciled in São Paulo – SP, with business address at Av. Presidente Juscelino Kubitschek, 2235, as a member of the Company Audit Committee, in the capacity of qualified technical member as provided for in article 12, paragraph 2 of Resolution # 3198/04, with a one year (1) term of office from this date. The member of the Audit Committee herein elected represented he is not subject to a crime provided for by law impeding him from exercising commercial activities, especially those mentioned in paragraph 1º of article 147 of the Corporation Act, and he meets the requirements set forth in Resolutions # 3041/02 and 3198/04, both of the National Monetary Council, and he will only take the office for which he was elected after approval of his election by the Brazilian Central Bank. The Directors documented in the Minutes that Mr. Paulo Roberto Simões da Cunha is elected member of the Company Audit Committee replacing Mr. Taiki Hirashima, who shall remain in the position of member of the Audit Committee until the investiture of the member of the Audit Committee herein elected; and

(e) Approve the rectification of the calendar for the Board of Directors meetings for the year 2010, approved in the Board of Directors Meeting held on December 23, 2009, in order to exclude the meeting of August 3, 2010.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by all the attending Directors and by the Secretary. São Paulo, February 2, 2010. a) Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-President of the Board of Directors; Mr. José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

These minutes are a true copy of the original drafted in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________
Marco Antônio Martins de Araújo Filho
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 04, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President